UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Global Advance Corp.

Delaware	333-140320	98-0513637
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Geva Street 13/10 Netanya, Jerusalem	42319
(Address of principal executive offices)	(Zip Code)

01197298346829
(Company's telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

GLOBAL ADVANCE CORP.
Geva Street 13/10
Netanya, Jerusalem

INFORMATION STATEMENT

             Global Advance Corp. (the "Company") is mailing this information statement on or about December 3, 2007, to the holders of record of shares of its common stock as of the close of business on December 1, 2007, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

             The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the "Board of Directors") is soliciting proxies in connection with the items described in this Information Statement.

             The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

             You are receiving this information statement because the Company has been advised that Rocky Global Enterprises, Ltd. and Beaux Beaux Partnership, the holder of approximately 64% of the outstanding shares of common stock of the Company, plan to:

•	Appoint Krystal Rocha to the Board of Directors; and

•	Accept the resignation of Oren Rozenberg and Judah Steinberger from the Board of Directors.

             The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the "SEC") and transmitted to you.

             Rocky Global Enterprises, Ltd. and Beaux Beaux Partnership (the "Buyers") acquired approximately 64% of the issued and outstanding shares of common stock of the Company (the "Transaction") from Oren Rozenberg and Judah Steinberger. (collectively, the "Sellers") pursuant to the terms and conditions of a stock purchase agreement, dated November 21, 2007, among the Buyers, the Sellers and the Company (the "Stock Purchase Agreement"). For your reference, please note that the Company filed a copy of the Stock Purchase Agreement as exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on November 27, 2007.

             Immediately prior to the closing of the Transaction, Oren Rozenberg and Judah Steinberger served as members of the Board of Directors. Pursuant to the terms and conditions set forth in the Stock Purchase Agreement, immediately following the closing of the Transaction, Judah Steinberger resigned from all corporate offices and from the Board of Directors; In addition, pursuant to the terms and conditions of the Stock Purchase Agreement, immediately following the closing of the Transaction:

•	The Buyer's nominee Krystal Rocha was appointed to the Board of Directors;

•	Oren Rozenberg tendered his resignation from the Board of Directors, effective as of ten days after the delivery to the shareholders of the Registrant of this Information Statement pursuant to Rule 14f-1; and

•	The parties agreed to appoint the Buyers' nominee, Krystal Rocha, to the Board of Directors at a future date to be determined by the Buyers.

             As described above, ten days after the filing of this information statement, the Buyers intend to appoint Krystal Rocha to the Board of Directors and cause the Company to accept the resignation of Oren Rozenberg from the Board of Directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

             As of November 27, 2007, 3,025,000 shares of the Company's common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

             The following table sets forth certain information, as of November 27, 2007, concerning shares of common stock of the Registrant, the only class of its securities that are issued and outstanding, held by (1) each shareholder known by the Registrant to own beneficially more than five percent of the common stock, (2) each director of the Registrant, (3) each executive officer of the Registrant, and (4) all directors and executive officers of the Registrant as a group:

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(3)

Rocky Global Enterprises Ltd. Frontstreet 5, Suite 5 Philipsburg, St. Maarten	1,000,000	33%
Krystal Rocha, President & Director Nominee 24955 Pacific Coast Highway Malibu, CA 90265	0%	0%
Beaux Beaux Partnership 115 Reynosa Road Carencro, La.	934,250	31%
All directors and executive officers as a group 0% 0%	0%	0%
Total Beneficial Owners(2)	1,934,250	64%

(1)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.
(2)	Based on 3,025,000 shares of Common Stock outstanding.

Change in Control Arrangements

             On November 21, 2007, Global Advance Corp. (the "Registrant") entered into a stock purchase agreement (the "Stock Purchase Agreement") with Rocky Global Enterprises Ltd. and Beaux Beaux Partnership (the "Buyers"), and Oren Rozenberg, Judah Steinberger.(collectively, the "Sellers"). There were no material relationships between the Registrant or its affiliates and any of the parties to the Stock Purchase Agreement, other than in respect of the Stock Purchase Agreement.

             Pursuant to the terms and conditions of the Stock Purchase Agreement, the Buyer acquired from the Sellers 1,934,250 shares of common stock of the Registrant (the "Transaction"). A copy of the Stock Purchase Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K.

             The Buyer acquired control of the Registrant on November 21, 2007. The Buyer acquired control by purchasing approximately 64% of the issued and outstanding shares of common stock of the Registrant directly from the Sellers on the terms and conditions set forth in the Stock Purchase Agreement. The Buyers paid an aggregate of $450,000 for the shares of common stock acquired by them pursuant to the Stock Purchase Agreement. The Buyer used its working capital to fund the purchase of the shares that it acquired.

             Immediately prior to the closing of the Transaction, Oren Rozenberg and Judah Steinberger served as members of the Board of Directors. Pursuant to the terms and conditions set forth in the Stock Purchase Agreement, immediately following the closing of the Transaction, Judah Steinberger resigned from all corporate offices and from the Board of Directors; In addition, pursuant to the terms and conditions of the Stock Purchase Agreement, immediately following the closing of the Transaction:

•	The Buyer's nominee Krystal Rocha was appointed to the Board of Directors;

•	Oren Rozenberg tendered his resignation from the Board of Directors, effective as of ten days after the delivery to the shareholders of the Registrant of this Information Statement pursuant to Rule 14f-1; and

•	The parties agreed to appoint the Buyers' nominee, Krystal Rocha, to the Board of Directors at a future date to be determined by the Buyers.

             With the completion of the Transaction, the appointment of Krystal Rocha to the Board of Directors and the resignation of Oren Rozenberg from the Board of Directors, there will be no arrangements that would result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Krystal Rocha, Director, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Secretary

             Ms. Rocha, born in January 1978, age 25, has been employed as a Market Analyst by Gallagher Benefit Services, a subsidiary of Arthur J. Gallagher Inc. from March 2004 until December 2006, where she created proposals and analyzed market trends. She was then employed as the director and President by Today.com from February 2007 until present.

             Ms. Rocha does not hold any other directorships with reporting companies in the United States. There are no family relationships between Ms. Rocha and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Ms. Rocha (or any member of her immediate family) had or is to have a direct or indirect material interest.

             Ms. Rocha has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Ms. Rocha has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Ms. Rocha has not, during the last five years, been a party of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

             Oren Rozenberg, Former President /CEO and Chairman

             Oren Rozenberg had been the CEO, Principle executive officer, and member of the Board of Directors since the Company's inception in October 2006. Mr. Rozenberg served in a special armed forces unit in the Israeli army from the years 1995 until 1999 and thereafter studied and received his BA in Business management and insurance studies. He has been working as an Insurance agent at Landau Yuval an Israeli Insurance Brokerage House from the year 2001 to the present.

Section 16(a) Beneficial Ownership Reporting Compliance

             Section 16(a) of the Securities Exchange Act requires the Company's officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file certain reports regarding ownership of, and transactions in, the Company's securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

             Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

             There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Company, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

Board Committees

             The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

             The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

             Shown on the table below is information on the annual and long-term compensation for services rendered to the Registrant in all capacities, for the fiscal year ending December 31, 2007 (our first year in existence), paid by the Registrant to all individuals serving as the Registrant's chief executive officer or acting in a similar capacity during the fiscal year ending December 31, 2007 (our first year in existence), regardless of compensation level. During this fiscal year, the Registrant did not pay aggregate compensation to any executive officer in an amount greater than $100,000.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/ SARs (#)	LTIP payouts ($)	All Other Compensation
Krystal Rocha	Director, President, CEO, CFO, Secretary	2007	$0	0	0	0	0	0	0

Oren Rozenberg	Former President CEO	2007	$0	0	0	0	0	0	0

Judah Steinberger	Former Secretary	2007	$0	0	0	0	0	0	0

             To date, no compensation has been awarded to, earned by or paid to Ms. Rocha, in her capacity as chief executive officer, chief financial officer, chairman of the board, and Secretary of the Registrant.

Director Compensation

             The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

             Date: December 3, 2007
/s/ Krystal Rocha
Krystal Rocha
Chief Executive Officer, President, Secretary